UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-30469
CUSIP NUMBER 243586-10-4

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

deCODE genetics, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Sturlugata 8
Address of Principal Executive Office (Street and Number)

Reykjavik, Iceland
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, deCODE genetics, Inc. (“deCODE” or the “Company”) has sufficient resources to continue operations only into the second quarter of 2009.  The Company is pursuing a number of options including partnerships and the sale of certain assets to obtain additional funding. The Company’s Board, management and staff  have been substantially committed to this effort, which has had a direct impact on the Company’s ability to complete its Annual Report on Form 10-K and on the ability of its independent registered public accounting firm to complete its audit.  In addition, potential changes in the Company’s liquidity situation have delayed completion of a goodwill impairment analysis. For these reasons, deCODE is unable to file its Annual Report on Form 10-K within the prescribed period without unreasonable effort or expense.

There can be no assurance that deCODE’s efforts to obtain additional funding will be successful.  The Company’s independent registered public accounting firm, Deloitte & Touche, LLP, has informed the Company that its report will likely express substantial doubt as to the Company’s ability to continue as a going concern.  If deCODE is unable to continue as a going concern, it will have to liquidate its assets, in which case it is likely that investors will lose all or a part of their investment.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Lance Thibault	978	902-6926
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

deCODE’s planned operations require immediate additional liquidity which may not be available, raising substantial doubt about its ability to continue as a going concern. deCODE anticipates reporting a loss of $80.9 million (including an impairment charge of $12.1 related to auction rate securities, or ARS, held on December 31, 2008) and use of cash of $54.8 million in operating activities in the year ended December 31, 2008, as compared to a loss of $95.5 million (which includes an impairment charge of  $7.8 million related to auction rate securities held on December 31, 2007) and use of cash of $63.9 million in operating activities in the year ended December 31, 2007.  Liquid funds available for operating activities (cash and cash equivalents together with current investments) at December 31, 2008 are expected to be $3.7 million as compared to $64.2 million at December 31, 2007. The net utilization of liquid funds in the year ended December 31, 2008 is expected to be $60.5 million. In January 2009, deCODE entered into an agreement under which an Icelandic bank purchased the company’s ARS for $11.0 million, liquid funds which the company is utilizing to sustain its operations.

deCODE anticipates reporting revenue of $58.1 million for 2008 as compared to $40.4 million in 2007 and $40.5 million in 2006. The increase in revenue for 2008 versus 2007 and 2006 was driven principally by growth in the genomic services business, which includes the diagnostics, deCODEme™ personal genome analysis, and contract genotyping business.  Genomic services revenues are expected to be $23.6 million during the 2008 as compared to $5.8 million in 2007 and $2.5 million in 2006.

Research and development expense is expected to be $30.7 million in 2008 as compared to $53.8 million in 2007 and $57.1 million in 200.  This decline reflects deCODE’s focus in 2008 on building its , diagnostics and deCODEme businesses and its genomic services broadly while seeking to advance its therapeutics programs through partnerships.  Research and development expense in 2007 reflected a relatively greater investment in the clinical and pre-clinical development of the therapeutic programs themselves, as well as higher costs associated with deCODE’s high-density, whole genome studies utilizing the Illumina SNP genotyping platform.

Selling, general and administrative expense in 2008 is expected to be $28.3 million as compared to $27.1 million in 2007 and  $25.2 million in 2006. The changes in selling, general and administrative expense period-on-period reflect principally the build-up of deCODE’s sales efforts for its diagnostics and deCODEme™ businesses offset chiefly by lower salary and stock-based compensation expense generally.

The foregoing information is not audited and is subject to change upon completion of the audit of the Company’s financial statements for 2008.

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

deCODE genetics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/ Lance Thibault
Lance Thibault
Chief Financial Officer